                                                                     EXHIBIT 20

[LOGO]
  FLEXTRONICS
INTERNATIONAL


                                  NEWS RELEASE
--------------------------------------------------------------------------------
    FLEXTRONICS INTERNATIONAL ANNOUNCES ACQUISITION OF NEUTRONICS, A LEADING
        EUROPEAN CONTRACT MANUFACTURER WITH MAJOR OPERATIONS IN HUNGARY.

SAN JOSE, California, October 20, 1997 -- Flextronics International Ltd. (NASDAQ: FLEXF), a global full-service supplier of innovative design, engineering and electronics manufacturing solutions, today announced the acquisition of Neutronics Electronic Industries Holding AG ("Neutronics"), a European contract manufacturer currently owned by Malaysian businessman Mr. S.L. Hui, subsidiaries of Philips Electronics NV ("Philips") and Neutronics' management. Neutronics is headquartered in Austria, and has three manufacturing facilities in Hungary. In addition to electronics assembly, Neutronics offers its own injection molded plastics, which will complement Flextronics' plastics offerings in China and Mexico.

The combined companies will continue to operate under the Flextronics International Ltd and Neutronics Electronic Industries Holding AG names and will be a truly global contract manufacturer offering services in Austria, Hungary, Malaysia, The Peoples' Republic of China, Singapore, Sweden, Mexico, the United Kingdom of Great Britain, and the United States of America.

Under the terms of the Exchange Agreement entered into on Sunday, the 19th of October, 92% of the outstanding shares of Neutronics will be exchanged for 2,806,000 shares in Flextronics International Ltd. Flextronics' closing price on October 17, 1997 was $45.06, which values 100% of Neutronics at $137 million. The merger will be accounted for by Flextronics as a Pooling of Interests and is expected to close before November 30, 1997.

Mr. S.L. Hui and Philips originally established Neutronics as a joint venture in contract manufacturing. Philips has been and expects to remain a major customer and supplier of the combined company.

Neutronics has cancelled its proposed initial public offering of shares on EASDAQ, which had been scheduled to be launched on October 20, 1997.

Humphrey Porter, Chairman and Chief Executive Officer of Neutronics stated "The combination presents an exciting opportunity for the combined company as a major global contract manufacturer with a presence in Central Europe, Western Europe, the Americas and Asia. I believe that the combination is an excellent opportunity for our customers, suppliers and employees in what is becoming a rapidly consolidating and competitive global market place. I expect to be spending the next few days discussing the effects of the combined operations with Neutronics' customers and suppliers who will continue to receive the same high levels of service and will now have the opportunity to work with us on a global basis."

Michael Marks, Chief Executive Officer of Flextronics stated "We see a significant benefit for our customers to have manufacturing capability in Hungary and Austria, and have been impressed by Neutronics' operations there. We have a stated objective of adding a campus operation in Central Europe to complement our campuses in Doumen, China and Guadalajara, Mexico. With its industrial park in Sarvar, Hungary, and its well established manufacturing sites in Althofen, Austria and Tab and Zalaegerszeg, Hungary, we expect that Neutronics will become an integral part of our global strategy. In addition, Humphrey Porter and the management team at Neutronics are outstanding, and will be extremely valuable as Flextronics grows around the world."

The Exchange Agreement provides that Mr. S.L. Hui will be appointed to the board of Flextronics. Mr. Porter will serve on a management committee of Flextronics, responsible for Central European operations.

It is not anticipated that there will be lay-offs or significant restructuring costs associated with this transaction. The combined company will incur expenses of approximately $4 million during the fiscal quarter ending December 31,

1997, which are associated with this transaction and the cancelled initial public offering of Neutronics.

Neutronics and its shareholders retained Baring Brothers Limited as their advisor to the transaction.

For further inquiries contact:

Humphrey Porter, Managing Director, Neutronics Electronic Industries Holding AG Tel. 43 1 60101 4750

Robert Dykes, Snr VP Finance and Administration, Flextronics International Tel. 1 408 576 7000

Ronny Nilsson, President European Operations, Flextronics International Tel. 46 455 548 00

John Shakeshaft, Director, Baring Brothers Limited
Tel. 44 171 767 6773

Flextonics International Ltd., is a global EMS (Electronic Manufacturing Services) provider of a full spectrum of value-added services. Its OEM customers include leaders in fast-growth communications, computers, medical and consumer markets where innovation, time-to-market, product miniaturization and cost reduction are paramount.

This news release contains forward-looking information within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. These forward-looking statements include statements related to future sales and operating results, company growth, the company's relationship with Philips and anticipated costs and expenses. These forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from those anticipated by these forward-looking statements. These risks, and other risks, are described in Flextronic's periodic reports filed with the SEC including its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Flextonics assumes no obligation to update the information contained in these documents.

At Flextronics International:
Cheryl Scritchfield
Corporate Marketing
408.576.7901

Denice McCullough
Investor Relations
408.576.7912